Exhibit 99.1

Radware Reports Third Quarter 2025 Financial Results

Third Quarter 2025 Financial Results and Highlights

•	Revenue of $75.3 million, an increase of 8% year-over-year
•	Cloud ARR of $89 million, accelerating to 24% year-over-year
•	Non-GAAP diluted EPS of $0.28 vs. $0.23 in Q3 2024; GAAP diluted EPS of $0.13 vs. $0.07 in Q3 2024

TEL AVIV, Israel, October 29, 2025 - Radware® (NASDAQ: RDWR), a global leader in application security and delivery solutions for multi-cloud environments, today announced its consolidated financial results for the third quarter ended September 30, 2025.

“Our third quarter results reflect continued execution against our strategic roadmap,” said Roy Zisapel, president and CEO of Radware. “Cloud ARR growth accelerated to 24%, reinforcing the strength of our cloud security offering. Our investment in AI-powered innovation is enhancing our platform and strengthening our competitive edge. With a healthy cloud security business, a growing global partner base, and increasing demand for AI-based security solutions, we believe we are well-positioned to continue capturing long-term growth opportunities.”

Financial Highlights for the Third Quarter 2025

Revenue for the third quarter of 2025 totaled $75.3 million:

•	Revenue in the Americas region was $35.4 million for the third quarter of 2025, an increase of 28% from $27.7 million in the third quarter of 2024.
•	Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $22.8 million for the third quarter of 2025, a decrease of 10% from $25.2 million in the third quarter of 2024.
•	Revenue in the Asia-Pacific (“APAC”) region was $17.1 million for the third quarter of 2025, an increase of 3% from $16.6 million in the third quarter of 2024.

GAAP net income for the third quarter of 2025 was $5.7 million, or $0.13 per diluted share, compared to GAAP net income of $3.1 million, or $0.07 per diluted share, for the third quarter of 2024.

Non-GAAP net income for the third quarter of 2025 was $12.6 million, or $0.28 per diluted share, compared to non-GAAP net income of $10.2 million, or $0.23 per diluted share, for the third quarter of 2024.

As of September 30, 2025, the Company had cash, cash equivalents, short-term and long-term bank deposits, and marketable securities of $454.6 million.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call

Radware management will host a call today, October 29, 2025, at 8:30 a.m. EDT to discuss its third quarter 2025 results and fourth quarter 2025 outlook. To participate in the call, please use the following numbers:
U.S. participants call toll free: 1-877-704-4453
International participants call: 1-201-389-0920

A replay will be available for seven days, starting two hours after the end of the call, on telephone number 1-844-512-2921 (US toll-free) or 1-412-317-6671. Access ID 137555874.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement
This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, tensions between China and Taiwan, financial and credit market fluctuations (including elevated interest rates), impacts from tariffs or other trade restrictions, inflation, and the potential for regional or global recessions; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cybersecurity and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, or if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors or by a critical system failure; our use of AI technologies that present regulatory, litigation, and reputational risks; risks related to the fact that our products must interoperate with operating systems, software applications and hardware that are developed by others;  outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns; our net losses in the past and the possibility that we may incur losses in the future; a slowdown in the growth of the cybersecurity and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; laws, regulations, and industry standards affecting our business; compliance with open source and third-party licenses; complications with the design or implementation of our new enterprise resource planning (“ERP”) system; our reliance on information technology systems; our ESG disclosures and initiatives; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC), and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware
Radware® (NASDAQ: RDWR) is a global leader in application security and delivery solutions for multi-cloud environments. The company’s cloud application, infrastructure, and API security solutions use AI-driven algorithms for precise, hands-free, real-time protection from the most sophisticated web, application, and DDoS attacks, API abuse, and bad bots. Enterprises and carriers worldwide rely on Radware’s solutions to address evolving cybersecurity challenges and protect their brands and business operations while reducing costs. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on Facebook,  LinkedIn, Radware Blog, X, and YouTube.

©2025 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gina Sorice, ginaso@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	September 30,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	87,281	98,714
Marketable securities	25,226	72,994
Short-term bank deposits	128,577	104,073
Trade receivables, net	29,992	16,823
Other receivables and prepaid expenses	14,738	14,242
Inventories	13,326	14,030
	299,140	320,876

Long-term investments
Marketable securities	65,642	29,523
Long-term bank deposits	147,922	114,354
Other assets	2,551	2,171
	216,115	146,048

Property and equipment, net	15,433	15,632
Intangible assets, net	8,774	11,750
Other long-term assets	37,304	37,906
Operating lease right-of-use assets	16,725	18,456
Goodwill	68,008	68,008
Total assets	661,499	618,676

Liabilities and equity

Current liabilities
Trade payables	5,629	5,581
Deferred revenues	107,527	106,303
Operating lease liabilities	5,157	4,750
Other payables and accrued expenses	59,906	51,836
	178,219	168,470
Long-term liabilities
Deferred revenues	67,841	64,708
Operating lease liabilities	12,602	13,519
Other long-term liabilities	13,125	14,904
	93,568	93,131

Equity
Radware Ltd. equity
Share capital	759	754
Additional paid-in capital	571,603	555,154
Accumulated other comprehensive income	2,584	1,103
Treasury stock, at cost	(366,588)	(366,588)
Retained earnings	140,066	125,850
Total Radware Ltd. shareholder's equity	348,424	316,273

Non–controlling interest	41,288	40,802

Total equity	389,712	357,075

Total liabilities and equity	661,499	618,676

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	75,311	69,488	221,605	201,849
Cost of revenues	14,562	13,392	42,868	39,260
Gross profit	60,749	56,096	178,737	162,589

Operating expenses, net:
Research and development, net	19,694	18,654	57,849	56,251
Selling and marketing	31,577	30,500	94,195	89,945
General and administrative	6,379	6,948	19,228	21,271
Total operating expenses, net	57,650	56,102	171,272	167,467

Operating income (loss)	3,099	(6)	7,465	(4,878)
Financial income, net	4,800	4,957	13,337	12,982
Income before taxes on income	7,899	4,951	20,802	8,104
Taxes on income	2,249	1,807	6,586	4,518
Net income	5,650	3,144	14,216	3,586

Basic net income per share attributed to Radware Ltd.'s shareholders	0.13	0.07	0.33	0.09

Weighted average number of shares used to compute basic net income per share	42,833,456	41,956,001	42,774,664	41,854,984

Diluted net income per share attributed to Radware Ltd.'s shareholders	0.13	0.07	0.32	0.08

Weighted average number of shares used to compute diluted net income per share	44,951,866	43,573,161	44,582,652	43,199,279

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	60,749	56,096	178,737	162,589
Share-based compensation	143	81	394	240
Amortization of intangible assets	992	992	2,976	2,976
Non-GAAP gross profit	61,884	57,169	182,107	165,805

GAAP research and development, net	19,694	18,654	57,849	56,251
Share-based compensation	1,299	1,421	3,849	4,679
Non-GAAP research and development, net	18,395	17,233	54,000	51,572

GAAP selling and marketing	31,577	30,500	94,195	89,945
Share-based compensation	2,630	2,548	8,406	7,708
Non-GAAP selling and marketing	28,947	27,952	85,789	82,237

GAAP general and administrative	6,379	6,948	19,228	21,271
Share-based compensation	1,365	2,008	4,289	6,480
Acquisition costs	99	159	390	571
Non-GAAP general and administrative	4,915	4,781	14,549	14,220

GAAP total operating expenses, net	57,650	56,102	171,272	167,467
Share-based compensation	5,294	5,977	16,544	18,867
Acquisition costs	99	159	390	571
Non-GAAP total operating expenses, net	52,257	49,966	154,338	148,029

GAAP operating income (loss)	3,099	(6)	7,465	(4,878)
Share-based compensation	5,437	6,058	16,938	19,107
Amortization of intangible assets	992	992	2,976	2,976
Acquisition costs	99	159	390	571
Non-GAAP operating income	9,627	7,203	27,769	17,776

GAAP financial income, net	4,800	4,957	13,337	12,982
Exchange rate differences, net on balance sheet items included in financial income, net	504	(86)	2,698	(231)
Non-GAAP financial income, net	5,304	4,871	16,035	12,751

GAAP income before taxes on income	7,899	4,951	20,802	8,104
Share-based compensation	5,437	6,058	16,938	19,107
Amortization of intangible assets	992	992	2,976	2,976
Acquisition costs	99	159	390	571
Exchange rate differences, net on balance sheet items included in financial income, net	504	(86)	2,698	(231)
Non-GAAP income before taxes on income	14,931	12,074	43,804	30,527

GAAP taxes on income	2,249	1,807	6,586	4,518
Tax related adjustments	62	62	185	185
Non-GAAP taxes on income	2,311	1,869	6,771	4,703

GAAP net income	5,650	3,144	14,216	3,586
Share-based compensation	5,437	6,058	16,938	19,107
Amortization of intangible assets	992	992	2,976	2,976
Acquisition costs	99	159	390	571
Exchange rate differences, net on balance sheet items included in financial income, net	504	(86)	2,698	(231)
Tax related adjustments	(62)	(62)	(185)	(185)
Non-GAAP net income	12,620	10,205	37,033	25,824

GAAP diluted net income per share	0.13	0.07	0.32	0.08
Share-based compensation	0.12	0.14	0.38	0.45
Amortization of intangible assets	0.02	0.02	0.06	0.07
Acquisition costs	0.00	0.00	0.01	0.01
Exchange rate differences, net on balance sheet items included in financial income, net	0.01	(0.00)	0.06	(0.01)
Tax related adjustments	(0.00)	(0.00)	(0.00)	(0.00)
Non-GAAP diluted net earnings per share	0.28	0.23	0.83	0.60

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	44,951,866	43,573,161	44,582,652	43,199,279

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net income	5,650	3,144	14,216	3,586
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,813	2,947	8,830	8,918
Share-based compensation	5,437	6,058	16,938	19,107
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	150	(234)	(104)	(227)
Increase (decrease) in accrued interest on bank deposits	(1,594)	(814)	(5,708)	4,645
Increase (decrease) in accrued severance pay, net	(28)	147	48	106
Decrease (increase) in trade receivables, net	(7,127)	5,536	(13,169)	304
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	(2,514)	749	(3,651)	1,155
Decrease (increase) in inventories	(14)	253	704	2,001
Increase in trade payables	1,533	2,474	48	2,253
Increase (decrease) in deferred revenues	(12,121)	(6,059)	4,357	10,329
Increase in other payables and accrued expenses	3,444	259	9,030	7,052
Operating lease liabilities, net	197	248	1,221	(369)
Net cash provided by (used in) operating activities	(4,174)	14,708	32,760	58,860

Cash flows from investing activities:

Purchase of property and equipment	(1,883)	(1,412)	(5,655)	(4,220)
Proceeds from (investment in) other long-term assets, net	(12)	46	78	40
Proceeds from (investment in) bank deposits, net	(11,451)	9,731	(52,364)	(1,433)
Investment in, redemption of and purchase of marketable securities ,net	958	5,541	11,913	(4,456)
Proceeds from other deposits	-	-	5,000	-
Net cash provided by (used in) investing activities	(12,388)	13,906	(41,028)	(10,069)

Cash flows from financing activities:

Proceeds from exercise of share options	1	-	2	3
Repurchase of shares	-	-	-	(839)
Payment of contingent consideration related to acquisition	-	-	(3,167)	(3,077)
Net cash provided by (used in) financing activities	1	-	(3,165)	(3,913)

Increase (decrease) in cash and cash equivalents	(16,561)	28,614	(11,433)	44,878
Cash and cash equivalents at the beginning of the period	103,842	86,802	98,714	70,538
Cash and cash equivalents at the end of the period	87,281	115,416	87,281	115,416

Radware Ltd.
RECONCILIATION OF GAAP NET INCOME TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net income	5,650	3,144	14,216	3,586
Exclude: Financial income, net	(4,800)	(4,957)	(13,337)	(12,982)
Exclude: Depreciation and amortization expense	2,813	2,947	8,830	8,918
Exclude: Taxes on income	2,249	1,807	6,586	4,518
EBITDA	5,912	2,941	16,295	4,040

Share-based compensation	5,437	6,058	16,938	19,107
Acquisition costs	99	159	390	571
Adjusted EBITDA	11,448	9,158	33,623	23,718

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
Amortization of intangible assets	992	992	2,976	2,976
Depreciation	1,821	1,955	5,854	5,942
	2,813	2,947	8,830	8,918